January 9, 2015

VIA EDGAR
Daniel L. Gordon, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    JAVELIN Mortgage Investment Corp.
Form 10-K
Filed March 6, 2014
File No. 001-35673
Form 10-Q
Filed November 3, 2014
File No. 001-35673
Dear Mr. Gordon:
JAVELIN Mortgage Investment Corp. (the "Company") hereby responds to the Commission Staff's comment letter, dated December 29, 2014, regarding the Company's Form 10-K filed on March 6, 2014 and Form 10-Q filed on November 3, 2014.
Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.
Form 10-K for the year ended December 31, 2013
We leverage our portfolio investments in MBS...,page 19

1.
In future Exchange Act periodic reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder’s equity in your risk factor related to repurchase agreements.

As of the most recent balance sheet date, there were no repurchase agreement lenders that held excess collateral in excess of 5% of the Company’s stockholders’ equity. In future filings, and to the extent applicable, we undertake to name any repurchase agreement lenders holding excess collateral in excess of 5% of the Company’s stockholders’ equity as of the most recent balance sheet date.

Daniel L. Gordon, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
January 9, 2015

Agency Securities, page 48

2.
We note the significant decrease in the carrying amount of Agency securities year over year. We also note that a portion was due to the other than temporary impairment charge, but that there was significant sales volume during the year. In future filings please provide a more comprehensive discussion of significant changes to your investment balance, including whether the changes are indicative of a trend.

In future filings, and to the extent applicable, we undertake to provide a more comprehensive discussion of significant changes to our investment balance, including whether the changes are indicative of a trend.
Form 10-Q for the quarter ended June 30, 2014
Exhibit 31

3.
Please revise your certifications in future filings to remove reference to the title of the certifying officer in the introductory line, as the certification is being made in a personal capacity. Refer to Rule 601(b)(31) of Regulation S-K.

In future filings, we undertake to revise our certifications to remove reference to the title of the certifying officer in the introductory line.

* * * * *

Daniel L. Gordon, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
January 9, 2015

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (772) 617-4340.
Sincerely,
JAVELIN Mortgage Investment Corp.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer
cc:    Kristi Marrone
United States Securities and Exchange Commission
Sara von Althann
United States Securities and Exchange Commission
Jennifer Gowetski
United States Securities and Exchange Commission